Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

THIS AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated as of December 11, 2009, by and between CALIFORNIA MICRO DEVICES CORPORATION, a Delaware corporation (the “Company”), and MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company, in its capacity as Rights Agent (the “Rights Agent”), is made with reference to the following facts:

A. The Company and the Rights Agent entered into that certain Rights Agreement dated as of September 24, 2001 (the “Agreement”) in order to implement a shareholder rights plan as more fully described therein. Terms with initial letters capitalized that are not otherwise defined herein shall have their respective meanings as set forth in the Agreement.

B. There is not as of the date hereof any Acquiring Person and no Distribution Date has occurred under the Agreement.

C. The Company now desires to terminate the Agreement effective December 11, 2009.

D. All acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, pursuant to Section 27 of the Agreement, the Company and the Rights Agent hereby amend, effective upon the date hereof, the Agreement as follows:

1. Amendment of Section 7(a). The definition of “Final Expiration Date” set forth in Section 7(a) of the Agreement is amended and restated to mean “the Close of Business on December 11, 2009.”

2. Amendment to add Section 35. The Agreement is amended to add a new Section 35, which shall read in its entirety as follows:

“35. Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall terminate and the Rights shall expire and be of no further force and effect as of the Close of Business on December 11, 2009.”

3. Agreement as Amended. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby. Except as set forth herein, the Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

4. Counterparts. This Amendment may be executed in any number of counterparts, each which shall be deemed an original, and all of this together shall constitute one instrument, and may be executed via facsimile or other electronic means.

5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and to be performed entirely within such state; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York.

6. Severability. If any term, provision or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions or restriction of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7. Descriptive Headings. Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

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IN WITNESS WHEREOF, this Amendment is executed as of the date first written above.

CALIFORNIA MICRO DEVICES CORPORATION

By:	/s/ Robert V. Dickinson
Name:	Robert V. Dickinson
Title:	President and CEO

MELLON INVESTOR SERVICES LLC,
as Rights Agent

By:	/s/ Asa Drew
Name:	Asa Drew
Title:	Vice President

By:	/s/ Maria G. Cooper
Name:	Maria G. Cooper
Title:	Vice President